                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9 )*
                                             ---

                               ARAMARK CORPORATION
                               -------------------
                                (Name of Issuer)

                 Common Stock, Class A, $.01 Par Value Per Share
                 Common Stock, Class B, $.01 Par Value Per Share
                 -----------------------------------------------
                         (Title of Class of Securities)

                           Common Stock, Class A: none
                        Common Stock, Class B: 038521100
                        --------------------------------
                                 (CUSIP Number)

                         Bart J. Colli, General Counsel
         ARAMARK Corporation, 1101 Market Street, Philadelphia, PA 19107
                                 (215) 238-6846
    -------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 25, 2003
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject Class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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                                  SCHEDULE 13D


CUSIP No.  None


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)
     Joseph Neubauer
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP (See Instructions)                               (a) [_]
                                                                 (b) [_]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     PF/1/

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS
     2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

--------------------------------------------------------------------------------
                        7.  SOLE VOTING POWER
 NUMBER OF                  26,940,249 shares, Class A Common Stock/2/
 SHARES                     26,979,249 shares, Class B Common Stock/3/
 BENEFICIALLY
 OWNED BY EACH         ---------------------------------------------------------
 REPORTING              8.  SHARED VOTING POWER
 PERSON WITH                None

                       ---------------------------------------------------------
                        9.  SOLE DISPOSITIVE POWER
                            26,940,249 shares, Class A Common Stock/2/
                            26,979,249 shares, Class B Common Stock/3/

                       ---------------------------------------------------------
                        10. SHARED DISPOSITIVE POWER
                            None

--------------------------------------------------------------------------------
 -----------------------------
 /1/ Some of the shares of Class A Common Stock are pledged to secure the lines of credit disclosed in Item 6.

 /2/ Includes 200,000 shares that are issuable upon exercise of outstanding stock options.

 /3/ Includes 39,000 shares currently outstanding and 26,940,249 shares issuable upon conversion of an equal number of shares of Class A Common Stock (including 200,000 shares of Class A Common Stock that are issuable upon the exercise of outstanding stock options). The total number of shares of Class A Common Stock reflected herein also include the 26,940,249 shares referenced in the preceding sentence, which are convertible into an equal number of shares of Class B Common Stock. Upon conversion of any shares of Class A Common Stock, beneficial ownership of Class A Common Stock will be reduced by the number of shares converted.

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     26,940,249 shares, Class A Common Stock/2/
     26,979,249 shares, Class B Common Stock/3/

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions) [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.9% Class A Common Stock/4/
     25.5% Class B Common Stock/4/

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN

--------------------------------------------------------------------------------





 -----------------------------
 /4/ Based on the number of Shares of Class A Common Stock and Class B Common Stock outstanding as of January 24, 2003, as reported in the Issuer's Form 10-Q for the fiscal quarter ended December 27, 2002.

                                  SCHEDULE 13D

     This Amendment No. 9 amends the Schedule 13D, as amended, filed by Joseph Neubauer (the "Reporting Person") with the Securities and Exchange Commission (the "Commission").

Item 1.  Security and Issuer.

     This Amendment No. 9 relates to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), and the Class B common stock, par value $0.01 per share (the "Class B Common Stock"), of ARAMARK Corporation (the "Issuer"). The principal executive offices of the Issuer are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

     On December 14, 2001, in connection with the merger of the previously existing ARAMARK Corporation ("Old ARAMARK") into the Issuer (the "Merger"), the Issuer issued two shares of its Class A Common Stock in exchange for each outstanding share of Old ARAMARK Class B common stock, par value $0.01 per share (the "Old Class B Common Stock"). The shares of Class A Common Stock into which the shares of Old Class B Common Stock were converted were classified as follows: one-third as Class A-1 Common Stock, par value $0.01 per share (the "Class A-1 Common Stock"), one-third as Class A-2 Common Stock, par value $0.01 per share (the "Class A-2 Common Stock") and one-third as Class A-3 Common Stock, par value $0.01 per share (the "Class A-3 Common Stock"). The terms of the Class A-1 Common Stock, Class A-2 Common Stock and Class A-3 Common Stock are identical except that, subject to limited exceptions, the Class A-1 Common Stock became convertible into unrestricted Class B Common Stock on June 9, 2002, the Class A-2 Common Stock became convertible into unrestricted Class B Common Stock on December 6, 2002, and the Class A-3 Common Stock will become convertible into unrestricted Class B Common Stock on June 4, 2003. Prior to June 4, 2003, the Class A-3 Common Stock is convertible into Class B-3 Common Stock. The Class B-3 Common Stock is identical to the Class B Common Stock except for certain restrictions on transfer applicable to the Class B-3 Common Stock. Unless expressly noted in this Schedule, references to the "Class B Common Stock" includes the Class B-3 Common Stock. The Reporting Person is deemed to beneficially own the shares of Class B Common Stock into which his Class A Common Stock (including shares of Class A Common Stock issuable currently, or within 60 days, upon the exercise of outstanding stock options) are convertible. To the extent any shares of Class A Common Stock beneficially owned by the Reporting Person are converted into Class B Common Stock, the Reporting Person's beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

Item 2.  Identity and Background.

(a)  The name of the person filing this Amendment No. 9 is Joseph Neubauer.

(b) The Reporting Person's business address is c/o ARAMARK Corporation, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(c) The Reporting Person is Chairman, Chief Executive Officer and a director of the Issuer, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States of America.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person as of the date hereof is 26,940,249. Of these shares, 2,675,469 shares are held by the Neubauer Family Foundation (the "Foundation"), of which the Reporting Person is sole trustee, and 200,000 shares are issuable upon exercise of outstanding stock options. All the shares of Class A Common Stock beneficially owned by the Reporting Person (including 200,000 shares issuable upon exercise of outstanding stock options) are convertible into an equal number of shares of Class B Common Stock. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as of the date hereof is 26,979,249. Of these shares of Class B Common Stock, (i) 26,940,249 shares are issuable upon conversion of an equal number of shares of Class A Common Stock (including 2,675,469 shares of Class A Common Stock held by the Foundation and 200,000 shares of Class A Common Stock that are issuable upon exercise of outstanding stock options) and (ii) the Foundation currently holds 39,000 outstanding shares. The percentage of outstanding Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) is approximately 23.9% and 25.5%, respectively. To the extent any shares of Class A Common Stock beneficially owned by the Reporting Person are converted into Class B Common Stock, the Reporting Person's beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

     Of the shares of Class A Common Stock beneficially owned by the Reporting Person, 8,686,018 shares (including 708,489 shares held by the Foundation) are Class A-3 shares.

(b) The Reporting Person has sole power to vote and sole power to dispose or direct the disposition of the 26,940,249 shares of Class A Common Stock and the 26,979,249 shares of Class B Common Stock referenced in the preceding paragraph.

(c) During the past 60 days, the Reporting Person has effected the following transactions in the Issuer's Class A Common Stock.

     On February 25, 2003, the Reporting Person received distributions of 662,200 shares from six grantor retained annuity trusts for which certain of his family members are residual beneficiaries.

     On February 25, 2003, the Reporting Person made gifts of 22,000 shares to family members or trusts for the benefit of family members.

(d) The Bank referred to in Item 6 below as "Bank 1" has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Pledged Shares (as defined in Item 6 below) that have been pledged to such Bank. Such Pledged Shares represent less than 5% of the Class A Common Stock and less than 5% of the Class B Common Stock. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,675,469 shares of Class A Common Stock and the 2,714,469 shares of Class B Common Stock beneficially owned by the Foundation.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Person has pledged 920,538 shares of the Class A Common Stock described in Item 5 above (the "Pledged Shares") to a bank ("Bank 1") to secure borrowings by the Reporting Person from time to time outstanding under a line of credit made available by the Bank. In connection with a line of credit provided by another bank ("Bank 2"), the reporting person agreed, with respect to 2,298,204 shares of Class A Common Stock maintained in an account with the Bank, not to create or permit to exist any lien or other encumbrance on such shares. The relevant agreements with Bank 1 and Bank 2 are filed as exhibits to this
Schedule 13D.

Item 7.  Exhibits.

     E.   Secured Promissory Note (GRID) (Pledge of Collateral) dated June 28,
2001.

     F.   Grid Time Promissory Note (PRIME), dated as of November 27, 2002.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

     Date: February 25, 2003

                                                /s/ Joseph Neubauer
                                           ------------------------------------
                                                   Joseph Neubauer